United States securities and exchange commission logo





                             March 10, 2023

       Daniel Burrows
       Chief Executive Officer
       Fidelis Insurance Holdings Limited
       Waterloo House
       100 Pitts Bay Road
       Pembroke
       Bermuda HM08

                                                        Re: Fidelis Insurance
Holdings Limited
                                                            Amendment No. 2 to
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted March 1,
2023
                                                            CIK No. 0001636639

       Dear Daniel Burrows:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 2 to Draft Registration Statement on Form F-1

       Summary
       Our Competitive Strengths, page 18

   1. Refer to your response to comment 4. Please clarify the basis for your belief that you do not have exposure to
historic adverse settlement issues in the same way as many of your peers and competitors
by disclosing what you mean by "historic legacy issues," "at that time" and "that period"
in your statement on page 18 that Fidelis did not underwrite any policies that had
exposure to "historic legacy issues" as compared to many of its longer
 Daniel Burrows
Fidelis Insurance Holdings Limited
March 10, 2023
Page 2
         established peers who either were writing business "at that time" or may have written legacy risk related to "that period" and therefore may be exposed to such losses.
Risk Factors
Risks Relating to the Group's Business and Industry
If FIHL were deemed to be an investment company, page 51

2. Refer to your response to comment 6. Please revise your disclosure in this risk factor to include the response you included in your March 1, 2023 response letter.
Legal Proceedings, page 166

3. Please revise to include quantitative disclosure on page 167 regarding the potential exposure to claims related to the leased aircraft within Russia.
       You may contact John Spitz at 202-551-3484 or Ben Phippen at 202-551-3697 if you
have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or John Dana Brown, Acting Legal Branch Chief, at
202-551-3859 with any other questions.



FirstName LastNameDaniel Burrows                               Sincerely,
Comapany NameFidelis Insurance Holdings Limited
                                                               Division of
Corporation Finance
March 10, 2023 Page 2                                          Office of
Finance
FirstName LastName